03031714

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______ to _______

Commission file number 0-24842

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Monterey Bay Bank 401(k) Plan.

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office: UnionBanCal Corporation, 400 California Street, 10th Floor San Francisco, CA 94104. Note: on June 30, 2003, Union Bank of California, a wholly owned subsidiary of UnionBanCal Corporation completed the acquisition of 100% of the outstanding common stock of Monterey Bay Bancorp, Inc., 567 Auto Center Drive, Watsonville, CA 95076.

REQUIRED INFORMATION

The Monterey Bay Bank 401(k) Plan is an ERISA plan with more than 100 participants. Required financial statements are filed with this report:

Financial Report for plan year ended December 31, 2002 (See Exhibit 99).

EXHIBITS

The following exhibits are being filed with the Annual Report on Form 11-K:

23.1 Consent of Hutchison and Bloodgood, LLP

23.2 Consent of Deloitte & Touche LLP

32.1 Certification Pursuant to USC Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1 Annual Financial Statements of Monterey Bay Bank 401(k) Plan as of December 31, 2002 and 2001 and for the Year Ended December 31, 2002

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MONTEREY BAY BANK 401 (K) PLAN

Date : September 23, 2003

By: Elaine Macey

Name: J. Elaine Macey
Title: SVP and Manager
Union Bank of California, N.A.
400 California Street
10th Floor
San Francisco, CA 94104

Plan Administrator for Monterey Bay Bank
401(k) Plan

Exhibit 23.1

EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-06853 of Monterey Bay Bank on Form S-8 of our report dated June 2, 2003, appearing in the Annual Report on Form 11-K of the Monterey Bay Bank 401(k) Plan for the year ended December 31, 2002.

Hutchinson and Bloodgood

Hutchinson and Bloodgood LLP
Watsonville, California
September 23, 2003

Exhibit 23.2

EXHIBIT 23.2

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-06853 of Monterey Bay Bank on Form S-8 of our report dated April 24, 2002, appearing in this Annual Report on Form 11-K of the Monterey Bay Bank 401(k) Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

San Francisco, California
September 23, 2003

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Monterey Bay Bank 401(k) Plan (the "Plan") on Form 11-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned , Union Bank of California, N.A., the Administrator of the Plan, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that: 1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and 2) the information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan as of and for the periods covered in the Report.

A signed original of this written statement required by Section 906 has been provided to the Plan Administrator and will be retained by the Plan Administrator and furnished to the Securities and Exchange Commission or its staff upon request.

J. Elaine Macey
SVP & Manager Corporate Benefits

September 23, 2003

Exhibit 99.1

30158382.1

MONTEREY BAY BANK 401(k) PLAN

FINANCIAL REPORT

Years Ended December 31, 2002 and 2001

TABLE OF CONTENTS

HUTCHINSON and
BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

17 Aspen Way
Watsonville, CA 95076
t 831.724.2441 f 831.761.2136
www.hbllp.com

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator and Participants of the
Monterey Bay Bank 401(k) Plan
Monterey, California

We were engaged to audit the financial statements of Monterey Bay Bank 401(k) Plan as of December 31, 2002, and for the year then ended, and the supplemental schedule as of and for the year ended December 31, 2002 as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Monterey Bay Bank 401(k) Plan as of December 31, 2001 were audited by other auditors whose report dated April 24, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Hutchinson and Bloodgood LLP

June 2, 2003

MONTEREY BAY BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

ASSETS	2002	2001
Cash	(3)	--
Investments, at fair value:		
Mutual funds	1,080,290	1,209,941
Monterey Bay Bancorp common stock	498,205	350,052
Participant loans	78,886	100,218
Total investments	1,657,381	1,660,211
Participant contributions receivable	15,290	9,438
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,672,668	$ 1,669,649

The accompanying notes are an integral part of these financial statements.

MONTEREY BAY BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2002 and 2001

	2002	2001
ADDITIONS		
Additions to net assets attributed to:		
Investment income (loss)		
Net appreciation (depreciation)		
in fair value of investments	$ 59,776	$ (130,957)
Interest, dividends and other income	31,344	59,483
	91,120	(71,474)
Participant contributions	340,616	247,991
Total additions	431,736	176,517
DEDUCTIONS		
Deductions to net assets attributed to:		
Benefits paid to participants	417,875	255,352
Administrative expenses	10,842	15,857
Total deductions	428,717	271,209
Net increase (decrease)	3,019	(94,692)
Net assets available for benefits:		
Net assets, beginning	1,669,649	1,764,341
Net assets, ending	$ 1,672,668	$ 1,669,649

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Note 1. DESCRIPTION OF PLAN

The following description of the Monterey Bay Bank 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established in February 1994 to provide eligible employees of Monterey Bay Bank (the Company), which is a wholly-owned subsidiary of Monterey Bay Bancorp (MBBC), with retirement benefits in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code. All employees are eligible to participate in the Plan after completing thirty days of service, as defined in the Plan, and upon reaching 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974 (ERISA).

Contributions

The Plan permits participants to defer up to 25% of their annual compensation on a pre-tax basis to the Plan pursuant to Section 401(k) of the Internal Revenue Code (maximum of $11,000 in 2002 and $10,500 in 2001). The Company did not make matching contributions in 2002 or 2001. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts

The Plan has eleven designated investment funds within the Union Bank of California Funds and MBBC common stock. Assets are invested based upon participant direction. Earnings of each investment fund are allocated to that Fund's participants in proportion to each participant's share of fund assets. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Payment of Benefits

Upon termination of employment due to retirement, death, or separation from service, the balances in the participants' accounts will be distributed to the participants or their beneficiaries in either a lump sum, equal periodic installments, an annuity, or some combination of the foregoing, at the election of the participant or beneficiary. Participants also may receive in-service distributions on account of hardship or after attaining age 59½.

Note 1. DESCRIPTION OF PLAN (Continued)

Participant Loans

Participants may borrow up to half of the current value of their accounts in the form of a loan within a minimum amount of $1,000 and a maximum amount of $50,000 or 50% of their account balance, whichever is less. Loans are secured by the balance in the participant's account and bear interest at prevailing market rates. Principal and interest is paid ratably through monthly payroll deductions.

Plan Expenses

Costs of administering the Plan are paid by the Plan, except for investment management fees, which are deducted from fund earnings.

Note 2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value measured by quoted market prices (or, if not available, at estimated fair value). Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation and depreciation of investments and net realized gains and losses on the sale of investments during the period, and is net of investment expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Note 2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Payment of Benefits

Benefits are recorded when paid.

Note 3. PLAN TERMINATION

The Company is planning to merge with Union Bank of California on June 30, 2003, subject to stockholder approval. If the merger takes place the Plan will terminate as of that date. Upon termination, the participants of the Plan will have the option of rolling their account balances into the Union Bank of California qualified plan or have the funds distributed to them.

Note 4. TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated April 29, 2002 as to its qualified status. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and ERISA, and that the trust, which forms a part of the Plan, is exempt from income tax. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statement.

Note 5. INVESTMENTS

The individual investments that represent 5% or more of the Plan's net assets at fair value at December 31 are as follows:

	2002	2001
Union Bank of California Funds:		
Highmark Div. Money Market Fund	$ 897,526	$ 1,168,454
MBBC common stock	498,205	350,052
	$ 1,395,731	$ 1,518,506

Note 6. TRANSFER OF PLAN ASSETS

Effective October 1, 2001, plan assets were transferred in their entirety from the previous plan trustee, Russell Company Funds, to the current plan trustee, Union Bank of California Funds.

Note 7. RELATED PARTY TRANSACTIONS

The Plan's investments include the MBBC common stock, which represents party-in-interest transactions that qualify as exempt prohibited transactions.

Certain Plan investments are shares of mutual funds managed by the Union Bank of California, plan trustee, and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management and trustee services amounted to $10,843 and $15,857 for the years ended December 31, 2002 and 2001, respectively.

MONTEREY BAY BANK 401(k) PLAN

SCHEDULE H ITEM 4(i) -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2002

FEIN 94-0966323
PN 002

(a)	(b) Issuer	(c) Description	(d) Cost	(e) Fair Value
Union Bank of California Funds:				
	Highmark Div. Money Market Fund	Money Market	*	$ 897,526
	Dodge and Cox Balanced Fund	Mutual Fund	*	2,735
	Strong Government Securities Fund	Mutual Fund	*	21,714
	Dreyfus Intermediate Term Income A Fund	Mutual Fund	*	13,365
	Dreyfus Premier Balanced A Fund	Mutual Fund	*	10,303
	Dreyfus S&P 500 Index Fund	Mutual Fund	*	30,528
	MFS Capital Opportunities A Fund	Mutual Fund	*	7,153
	MFS Strategic Growth A Fund	Mutual Fund	*	6,874
	Fidelity Advisor Midcap Fund	Mutual Fund	*	21,576
	Dreyfus Midcap Value Fund	Mutual Fund	*	25,081
	Franklin Balance Sheet Investment Fund	Mutual Fund	*	43,383
	Scudder Global Fund	Mutual Fund	*	52
MBBC common stock			*	498,205
				$ 1,578,495
Participant Loans (15 loans, interest rates range from 6.25% to 11.5% with maturities not to exceed 5 years)			--	$ 78,886

* Individual accounts are participant directed. Cost information is not required.

Deloitte & Touche LLP
Suite 2000
400 Capitol Mall
Sacramento, California 95814-4424

Tel: (916) 498-7100
Fax: (916) 444-7963
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator and Participants of the
Monterey Bay Bank 401(k) Plan
Monterey, California

We have audited the statement of net assets available for benefits of the Monterey Bay Bank 401(k) Plan ("Plan") as of December 31, 2001, and the related statements of changes in net assets available for benefit for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

April 24, 2002